UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In March 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated March 24, 2026: Sanofi and Regeneron’s Dupixent approved in Japan as the first targeted medicine to treat adults with bullous pemphigoid

Exhibit 99.2	Press Release dated March 27, 2026: Sanofi’s Sarclisa subcutaneous formulation administered via on-body injector recommended for EU approval by the CHMP to treat multiple myeloma

Exhibit 99.3	Press Release dated March 28, 2026: AAD: new results from Sanofi’s amlitelimab phase 3 studies in atopic dermatitis presented in late-breaking research session

Exhibit 99.4	Press Release dated March 31, 2026: Sanofi’s Rezurock approved in the EU to treat chronic graft-vs-host disease

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2026	By	SANOFI /s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Legal Corporate & Finance

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